UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                            (Amendment No.10)*

                        Covol Technologies, Inc.
                             (Name of Issuer)

                      Common Stock, $.001 par value
                      (Title of Class of Securities)

                                 223575-10-1
                                (CUSIP Number)

                                  Joel Frank
                             OZ Management, L.L.C.
                         153 E. 53rd Street, 44th Floor
                           New York, New York  10022
                                 212-292-5956
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              April 7, 2000
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223575-10-1        13D/A                     Page 2 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Management, L.L.C.

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a)  [ ]
                                                         (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2 (E)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

7.   SOLE VOTING POWER
     0 Shares

8.   SHARED VOTING POWER

     3,240,482 (including 2,657,790 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

9.   SOLE DISPOSITIVE POWER
     0 Shares

10.  SHARED DISPOSITIVE POWER

     3,240,482 Shares (including 2,657,790 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,240,482 Shares (including 2,657,790 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRICTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.9%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     00

CUSIP No. 223575-10-1        13D/A                     Page 3 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                (a)  [ ]
                                                       (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

7.   SOLE VOTING POWER
     0 Shares

8.   SHARED VOTING POWER

     3,240,482 (including 2,657,790 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

9.   SOLE DISPOSITIVE POWER
     0 Shares

10.  SHARED DISPOSITIVE POWER

     3,240,482 Shares (including 2,657,790 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,240,482 Shares (including 2,657,790 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.9%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO

CUSIP No. 223575-10-1        13D/A                     Page 4 of 7 Pages

       This Amendment No. 10 to Schedule 13D is being filed on behalf of OZ Master Fund, Ltd. and OZ Management, L.L.C. (the "Reporting Persons") relating to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings given in the statement on Schedule 13D originally filed as of the reporting date of November 19, 1999. This Amendment is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 as amended.

       Item 5 of the Schedule 13D is hereby deleted and the following is substituted therefor:

Item 5.      Interest in Securities of the Issuer

      (a) - (b)

       As of April 7, 2000, OZ Master Fund is the record owner of 35,631 shares of Preferred Stock, Series C Warrants exercisable for 228,572 Shares (at $5.25 per Share), Series D Warrants exercisable for 342,858 Shares (at $6.56 per Share) and 11,262 Shares. The Preferred Stock is convertible into Common Stock by dividing (A) the sum of (x) the product obtained by multiplying (i) the number of shares of Preferred Stock to be converted by (ii) $100, and (y) all accrued and unpaid dividends, by
(B) the "Conversion Price" then in effect. The Conversion Price for the Preferred Stock is the lower of $5.25 and 90% of the average 3 lowest closing bid prices for the 20 business days preceding the date of conversion.

        Because the Preferred Stock is convertible into Shares at the option of the Reporting Persons pursuant to the foregoing formulas, it is not possible to accurately calculate the number of Shares which would be owned by the Reporting Persons as such Preferred Stock is converted over time. However, if all shares of Preferred Stock were converted at the floating Conversion Price as calculated as of the reporting date, the 35,631 shares of Preferred Stock owned by OZ Master Fund would be convertible into 2,657,790 Shares, and such figure has been used in making this filing. (At the fixed Conversion Price of $5.25, the 35,631 Shares of Preferred Stock owned by OZ Master Fund as of the reporting date would be convertible into 678,686 Shares.) The Warrants are immediately exercisable for 571,430 Shares at the exercise prices set forth in the preceding paragraph.

       On the basis of such calculations, OZ Master Fund, and indirectly through its advisory relationship, OZ Management, may each be considered beneficially to own 3,240,482 Shares, or 12.9% of the Company's outstanding Shares as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants owned by the Reporting Persons.

CUSIP No. 223575-10-1        13D/A                     Page 5 of 7 Pages

       Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by each other. In addition, Daniel S. Och, as managing member of OZ Management, may be deemed to beneficially and indirectly own the Shares that OZ Management may be deemed to indirectly and beneficially own.

       (c) Schedule I lists transactions in the Shares by the Reporting Persons since the date of the most recently filed Schedule 13D Amendment, including the name, date, amount of securities involved, and price per unit. All acquisitions of Shares were made by conversions of Preferred Stock directly with the Company, and all dispositions of Shares were executed through open market transactions. There were no other transactions in the Shares by the Reporting Persons since the date of the most recently filed Schedule 13D Amendment.

        (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

        (e)  Not applicable.
<PAGE

CUSIP No. 223575-10-1        13D/A                     Page 6 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2000


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
-------------------------------
Name:    Daniel S. Och
Title:   Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

By:  /s/ Daniel S. Och
--------------------------------
Name:  Daniel S. Och
Title:  Managing Member

CUSIP No. 223575-10-1        13D/A                     Page 7 of 7 Pages

                                Schedule I


Title of          Transaction            Securities Purchased (P)*
Security          Date                   or Sold(S)

                                         Number of   (P)     Price
                                         Shares      (S)     Per Share

Common Stock      4/03/00                 25,022      P       1.2469
Common Stock      4/03/00                 25,022      P       1.2469
Common Stock      4/03/00                 17,500      S       1.6875
Common Stock      4/03/00                 100         S       1.7500
Common Stock      4/04/00                 16,000      S       1.7500
Common Stock      4/05/00                 1,000       S       1.6250
Common Stock      4/06/00                 50,039      P       1.2750
Common Stock      4/06/00                 24,471      P       1.2750
Common Stock      4/06/00                 65,000      S       1.5625
Common Stock      4/06/00                 16,200      S       1.6250
Common Stock      4/07/00                 25,063      P       1.3406
Common Stock      4/07/00                 8,000       S       1.6484
Common Stock      4/07/00                 15,000      S       1.6250



* For the purposes of this Schedule I, all Shares "purchased" represent Shares received upon the conversion of shares of Preferred Stock at the Conversion Price applicable on such date.